OMB APPROVAL
                                                         OMB Number: 3235-0167
                                                    Expires:  October 31, 2004
                                                    Estimated average burden
                                                    hours per response... 1.50

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

    CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934.

                                 333-53160-01
                                 ------------
                            Commission File Number

                      National Mortgage Securities, Inc.
                     -----------------------------------
            (Exact name of registrant as specified in its charter)

                         8659 Baypine Road, Suite 300
                          Jacksonville, Florida 32256
                                (904) 807-3400
                                --------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Mortgage Backed Floating Rate Notes, Series 2001-1, Class A
          -----------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                      N/A
                                      ---
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(I)   [   ]        Rule 12h-3(b)(1)(i)   [ X ]
          Rule 12g-4(a)(1)(ii)  [   ]        Rule 12h-3(b)(1)(ii)  [   ]
          Rule 12g-4(a)(2)(i)   [   ]        Rule 12h-3(b)(2)(i)   [   ]
          Rule 12g-4(a)(2)(ii)  [   ]        Rule 12h-3(b)(2)(ii)  [   ]
                                             Rule 15d-6            [   ]

     Approximate number of holders of record as of the certification or notice date: -0-
      ---

     Pursuant to the requirements of the Securities Exchange Act of 1934 National Securities Mortgage, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 10, 2002                  By: /s/ Robert J. Jacobs
      ---------------------------------      ---------------------------------
                                             Vice President and Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


                           Persons who respond to the collection of
                           information contained in this form are not required
                           to respond unless the form displays a currently
SEC 2069 (01-02)           valid OMB control number.